UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

CommScope, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

203372107
 (CUSIP Number)

October 9, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]     Rule 13d-1(b)

[ X ]    Rule 13d-1(c)

[   ]    Rule 13d-1(d)

CUSIP No. 203372107                                                              13G

1.	NAME OF REPORTING PERSON Lucent Technologies Inc.; IRS I.D. No. 22-3408857
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) ( )
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1(a).                NAME OF ISSUER.

                CommScope, Inc.

ITEM 1(b).                ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

                1100 CommScope Place, SE
                P.O. Box 339
                Hickory, North Carolina  28602

ITEM 2(a).                NAME OF PERSON FILING.

                Lucent Technologies Inc.

ITEM 2(b).                ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                600 Mountain Avenue
                Murray Hill, New Jersey  07974

ITEM 2(c).                CITIZENSHIP.

                Delaware

ITEM 2(d).                TITLE OF CLASS OF SECURITIES.

                Common Stock, par value $0.01 per share

ITEM 2(e).                CUSIP NUMBER.

                203372107

ITEM 3.  Not applicable.  This Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.                OWNERSHIP.

(a)           Amount beneficially owned:

                See the response to Item 9 on the attached cover page.

(b)           Percent of class:

                See the response to Item 11 on the attached cover page.

(c)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:  See the response to Item 5 on the attached cover page.

(ii)           Shared power to vote or to direct the vote:  See the response to Item 6 on the attached cover page.

(iii)         Sole power to dispose or to direct the disposition of:  See the response to Item 7 on the attached cover page.

(iv)          Shared power to dispose or to direct the disposition of:  See the response to Item 8 on the attached cover page.

ITEM 5.                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following box:

                [  X  ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.     CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2003                                                  LUCENT TECHNOLOGIES INC.

                                                                                                By:  /s/ Richard J. Rawson
                                                                                                        Richard J. Rawson,
                                                                                                       Senior Vice President, General Counsel
                                                                                                       and Secretary